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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

   The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York             New York                10004
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name AND Ticker or Trading Symbol

   R.H. Donnelley Corporation (NYSE:RHD)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


================================================================================
4. Statement for Month/Day/Year

   1/3/03
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [   ]   Form filed by One Reporting Person
   [ X ]   Form filed by More than One Reporting Person


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                         2A.        3.           Disposed of (D)                 Owned Follow-  Form:     7.
                                         Deemed     Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                              2.         Execution  Code         ------------------------------- Transac-       (D) or    Indirect
1.                            Transac-   Date, if   (Instr. 8)                   (A)             tions(s)       Indirect  Beneficial
Title of Security             tion Date  any        ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                    (mm/dd/yy) (mm/dd/yy)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00                                                                    58             (2)       (2)
per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).

Rersons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================
                                                                                                          9.
                                                                                                          Number
                                                                                                          of        10.
                                                                                                          Deriva-   Owner-
                                                                                                          tive      ship
             2.                                                                                           Securi-   Form of
             Conver-                           5.                              7.                         ties      Deriv-   11.
             sion                              Number of                       Title and Amount           Bene-     ative    Nature
             or               3A.              Derivative    6.                of Underlying     8.       ficially  Secur-   of
             Exer-            Deemed  4.       Securities    Date              Securities        Price    Owned     ity;     In-
             cise     3.      Execu-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Follow-   Direct   direct
             Price    Trans-  tion    action   or Disposed   Expiration Date   ----------------  Deriv-   ing Re-   (D) or   Bene-
1.           of       action  Date,   Code     of(D)         (Month/Day/Year)            Amount  ative    ported    In-      ficial
Title of     Deriv-   Date    if any  (Instr.  (Instr. 3,    ----------------            or      Secur-   Transac-  direct   Owner-
Derivative   ative    (Month/ (Month/ 8)       4 and 5)      Date     Expira-            Number  ity      tion(s)   (I)      ship
Security     Secur-   Day/    Day/    ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)   Year)   Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series B-1   (1)      1/3/03          C               70,000 Immed.   (1)      Common    2,935,715        -0-       (1)      (1)
Convertible                                                                    Stock,    (3)
Cumulative                                                                     par value
Preferred                                                                      $1.00 per
Stock                                                                          share
------------------------------------------------------------------------------------------------------------------------------------
Convertible  (1)      1/3/03          C         70,604       Immed.   (1)      Common    2,935,715 (1)               (2)     (2)
Cumulative                                                                     Stock,    (4)
Preferred                                                                      par value
Stock                                                                          $1.00 per
                                                                               share
------------------------------------------------------------------------------------------------------------------------------------
Convertible  (1)      1/3/03          P         130,000      Immed.   (1)      Common    5,405,404 (1)    8,341,119  (2)     (2)
Cumulative                                                                     Stock,    (4)              (4)
Preferred                                                                      par value
Stock                                                                          $1.00 per
                                                                               share
------------------------------------------------------------------------------------------------------------------------------------
Warrants to  $28.62   1/3/03          P         1,072,500    Immed.   1/3/08   Common    1,072,500 (1)    1,072,500  (2)     (2)
Purchase     (1)                                                               Stock,
Common                                                                         par value
Stock                                                                          $1.00 per
                                                                               share
------------------------------------------------------------------------------------------------------------------------------------
Warrants to  $26.28                                          Immed.   1/3/08   Common    577,500          577,500    (2)     (2)
Purchase                                                                       Stock,
Common                                                                         par value
Stock                                                                          $1.00 per
                                                                               share

====================================================================================================================================

Explanation of Responses:

See attached pages





(See attached pages)                                     (See attached pages)
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Item 1:  The Goldman Sachs Group, Inc.
         85 Broad Street
         New York, NY 10004
Item 2:  R.H. Donnelley Corporation (RHD)
Item 4:  January 3, 2003

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Reporting Persons"). The principal business address of each Reporting Person (other than GS oHG, GS GmbH, GS Offshore and GS Germany) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany, GS GmbH and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

(1) On January 3, 2003, pursuant to a Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among R.H. Donnelley Corporation (the "Company") and the Purchasers, as amended, and a Letter Agreement (the "Letter Agreement"), dated as of November 25, 2002, by and among the Company, R.H. Donnelley Inc. and the Purchasers, the Purchasers purchased 130,000 shares of Convertible Cumulative Preferred Stock (the "Preferred Stock") and warrants (the "Warrants") to purchase an aggregate of 1,072,500 shares of common stock, par value $1.00 per share of the Company (the "Common Stock") for an aggregate purchase price of $130,000,000 in cash (the "January Proceeds") less a closing payment of 1% of the January Proceeds which was netted against the January Proceeds. Also on January 3, 2003, 70,000 shares of Series B-1 Convertible Cumulative Preferred Stock (the "Series B-1 Preferred Stock") of the Company held by the Purchasers automatically converted pursuant to the terms of the Certificate of Designations governing the Series B-1 Preferred Stock into 70,604 shares of Preferred Stock as follows: the 38,602 shares of Series B-1 Preferred Stock held by GS Capital converted into 38,936 shares of Preferred Stock, the 14,027 shares of Series B-1 Preferred Stock held by GS Offshore converted into 14,148 shares of Preferred Stock, the 1,613 shares of Series B-1 Preferred Stock held by GS Germany converted into 1,626 shares of Preferred Stock, the 12,258 shares of Series B-1 Preferred Stock held by GS Employee converted into 12,364 shares of Preferred Stock and the 3,500 shares of Series B-1 Preferred Stock held by GS Direct converted into 3,530 shares of Preferred Stock. Each share of Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $1,000 for each share of Preferred Stock outstanding, plus an amount equal to all accrued but unpaid dividends thereon as of the date of conversion, divided by $24.05. The Certificate of Designations governing the Preferred Stock contains customary anti-dilution protection for the shares of Preferred Stock. The Preferred Stock may be redeemed by the Company, at its option, at any time after January 3, 2013. The Purchasers may exercise the Warrants, in whole or in part, at any time on or prior to January 3, 2008. The Warrants contain customary anti-dilution protection.


                             Page 3 of 8 Pages

Item 1:  The Goldman Sachs Group, Inc.
         85 Broad Street
         New York, NY 10004
Item 2:  R.H. Donnelley Corporation (RHD)
Item 4:  January 3, 2003


(2) As of January 3, 2003, GS Group may be deemed to own beneficially and indirectly an aggregate of 9,991,177 shares of Common Stock by reason of the Purchasers' beneficial ownership of (i) 200,604 shares of Preferred Stock, which are convertible into 8,341,119 shares of Common Stock, (ii) Warrants to purchase 1,072,500 shares of Common Stock,
     (iii) warrants (the "November Warrants") to purchase 577,500 shares of Common Stock which were purchased by the Purchasers on November 25, 2002 pursuant to the Letter Agreement and (iv) Goldman Sachs' beneficial ownership of 58 shares of Common Stock.

     As of January 3, 2003, Goldman Sachs may be deemed to own beneficially and indirectly an aggregate of 9,991,119 shares of Common Stock by reason of the Purchasers' beneficial ownership of (i) 200,604 shares of Preferred Stock, which are convertible into 8,341,119 shares of Common Stock and (ii) Warrants to purchase 1,072,500 shares of Common Stock and (iii) November Warrants to purchase 577,500 shares of Common Stock. As of January 3, 2003, Goldman Sachs may also be deemed to own beneficially and directly 58 shares of Common Stock. Goldman Sachs also has open short positions of 3,415 shares of Common Stock.

     Affiliates of GS Group and Goldman Sachs are the general partners or managing partners of the Purchasers. Goldman Sachs is the investment manager of each of the Purchasers. Goldman Sachs is an indirect wholly owned subsidiary of GS Group. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the securities owned by the Purchasers except to the extent of their pecuniary interest therein. Each of the Reporting Persons other than Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock directly owned by Goldman Sachs and GS Group.

     As of January 3, 2003, GS Capital may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly an aggregate of 5,509,787 shares of Common Stock by reason of GS Capital's beneficial ownership of (i) 110,627 shares of Preferred Stock, which are convertible into 4,599,875 shares of Common Stock, (ii) Warrants to purchase 591,442 shares of Common Stock and (iii) November Warrants to purchase 318,470 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of January 3, 2003, GS Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly an aggregate of 2,002,019 shares of Common Stock by reason of GS Offshore's beneficial ownership of (i) 40,197 shares of Preferred Stock, which are convertible into 1,671,392 shares of Common Stock, (ii) Warrants to purchase 214,908 shares of Common Stock and (iii) November Warrants to purchase 115,719 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of January 3, 2003, GS Germany may be deemed to own beneficially and directly and each of (a) GS GmbH, the managing partner of GS Germany and (b) GS oHG, the sole stockholder of GS GmbH, may be deemed to own beneficially and indirectly an aggregate of 230,214 shares of Common Stock by reason of GS Germany's beneficial ownership of (i) 4,622 shares of Preferred Stock, which are convertible into 192,182 shares of Common Stock, (ii) Warrants to purchase 24,721 shares of Common Stock and (iii) November Warrants to purchase 13,311 shares of Common Stock. Each of GS GmbH and GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

                             Page 4 of 8 Pages

Item 1:  The Goldman Sachs Group, Inc.
         85 Broad Street
         New York, NY 10004
Item 2:  R.H. Donnelley Corporation (RHD)
Item 4:  January 3, 2003


     As of January 3, 2003, GS Employee may be deemed to own beneficially and directly and its general partner, GS Employee 2000, may be deemed to own beneficially and indirectly an aggregate of 1,749,552 shares of Common Stock by reason of GS Employee's beneficial ownership of (i) 35,128 shares of Preferred Stock, which are convertible into 1,460,623 shares of Common Stock, (ii) Warrants to purchase 187,804 shares of Common Stock and (iii) November Warrants to purchase 101,125 shares of Common Stock. GS Employee 2000 disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of January 3, 2003, GS Direct may be deemed to own beneficially and directly, and its general partner, GS Employee 2000, may be deemed to own beneficially and indirectly an aggregate of 499,547 shares of Common Stock by reason of GS Direct's beneficial ownership of (i) 10,030 shares of Preferred Stock, which are convertible into 417,047 shares of Common Stock, (ii) Warrants to purchase 53,625 shares of Common Stock and (iii) November Warrants to purchase 28,875 shares of Common Stock. GS Employee 2000 disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

(3) The number of shares of Common Stock underlying the Series B-1 Preferred Stock increased as dividends accumulated on the Series B-1 Preferred Stock.

(4) The number of shares of Common Stock underlying the Preferred Stock increases as dividends accumulate on the Preferred Stock.

                             Page 5 of 8 Pages

Item 1:  The Goldman Sachs Group, Inc.
         85 Broad Street
         New York, NY 10004
Item 2:  R.H. Donnelley Corporation (RHD)
Item 4:  January 3, 2003


                                SIGNATURES:

January 7, 2003

                                        THE GOLDMAN SACHS GROUP, INC.


                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                                        GOLDMAN, SACHS & CO.


                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                                        GS ADVISORS 2000, L.L.C.


                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                                        GOLDMAN, SACHS & CO. OHG


                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                             Page 6 of 8 Pages

Item 1:  The Goldman Sachs Group, Inc.
         85 Broad Street
         New York, NY 10004
Item 2:  R.H. Donnelley Corporation (RHD)
Item 4:  January 3, 2003


                                        GOLDMAN, SACHS MANAGEMENT GP
                                        GMBH


                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                                        GS EMPLOYEE FUNDS 2000 GP, L.L.C.

                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000, L.P.


                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000 GMBH & CO.
                                        BETEILIGUNGS KG


                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                             Page 7 of 8 Pages

Item 1:  The Goldman Sachs Group, Inc.
         85 Broad Street
         New York, NY 10004
Item 2:  R.H. Donnelley Corporation (RHD)
Item 4:  January 3, 2003


                                        GS CAPITAL PARTNERS 2000 EMPLOYEE
                                        FUND, L.P.


                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact


                                        GOLDMAN SACHS DIRECT INVESTMENT
                                        FUND 2000, L.P.

                                        By:  /s/ Roger S. Begelman
                                           -------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact



                             Page 8 of 8 Pages